SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
                  to Rule 13d-1(a) and Amendments Thereto Filed
                            Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    Providence and Worcester Railroad Company
                                (Name of Issuer)

                      Common Stock $.50 par value per share
                         (Title of Class of Securities)

                                   743737 10 8
                                 (CUSIP Number)

                            Margaret D. Farrell, Esq.
                            Hinckley, Allen & Snyder
                                1500 Fleet Center
                         Providence, Rhode Island 02903
                                 (401) 274-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 14, 1998
             (Date Of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this form because of Section 13d-1(b) (3) or (4), check the following box. [ ]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743737 10 8                  13D                    Page 2 of 6 Pages

_______________________________________________________________________________
    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
                                         Robert H. Eder
_______________________________________________________________________________
    2     Check the Appropriate Box if a Member of a Group     (a) [  ]
          (See Instructions)                                   (b) [  ]

_______________________________________________________________________________
    3     SEC Use Only

_______________________________________________________________________________
    4.    Source of Funds (See Instructions)

                                        not applicable
_______________________________________________________________________________
    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

_______________________________________________________________________________
    6     Citizenship or Place of Organization

                                       U.S.
_______________________________________________________________________________
   Number of        7   Sole Voting Power:  818,162 (assumes full conversion of
    Shares              the 500 shares of Preferred Stock owned by Mr. Eder into
 Beneficially           50,000 shares of Common Stock)
   Owned by     _______________________________________________________________
     Each           8   Shared Voting Power
  Reporting
  Person With                           0
                _______________________________________________________________
                    9   Sole Dispositive Power: 818,162 (assumes full conversion
                        of the 500 shares of Preferred Stock owned by Mr. Eder
                        into 50,000 shares of Common Stock)
                _______________________________________________________________
                   10   Shared Dispositive Power
                                        0
_______________________________________________________________________________
   11 Aggregate Amount Beneficially Owned by Each Reporting Person 892,742 (includes 74,580 shares of Common Stock owned by Mr. Eder's spouse, Linda Eder, and assumes full conversion of the 500 shares of Preferred Stock owned by Mr. Eder into 50,000 shares of Common Stock)
_______________________________________________________________________________
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [  ]  (See Instructions)

_______________________________________________________________________________
   13     Percent of Class Represented by Amount in Row (11)

                                        25.9%
_______________________________________________________________________________
   14     Type of Reporting Person (See Instructions)

                                         IN
_______________________________________________________________________________

CUSIP No. 743737 10 8                  13D                    Page 3 of 6 Pages



_______________________________________________________________________________
    1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
                                      Linda Eder
_______________________________________________________________________________
    2     Check the Appropriate Box if a Member of a Group     (a)  [  ]
          (See Instructions)                                   (b)  [  ]

_______________________________________________________________________________
    3     SEC Use Only

_______________________________________________________________________________
    4     Source of Funds (See Instructions)

                                     not applicable
_______________________________________________________________________________
    5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

_______________________________________________________________________________
    6     Citizenship or Place of Organization

                                        U.S.
_______________________________________________________________________________
    Number of           7      Sole Voting Power
     Shares                                74,580
   Beneficially   _____________________________________________________________
    Owned by            8      Shared Voting Power
     Each                                    0
    Reporting     _____________________________________________________________
   Person With          9      Sole Dispositive Power
                                           74.580
                  _____________________________________________________________
                        10     Shared Dispositive Power
                                            0
_______________________________________________________________________________
   11 Aggregate Amount Beneficially Owned by Each Reporting Person 892,742 (includes 818,162 shares of Common Stock owned by Ms. Eder's spouse, Robert H. Eder, which assumes the conversion of the 500 shares of Preferred Stock owned by Mr. Eder to 50,000 shares of Common Stock)
_______________________________________________________________________________
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [  ]  (See Instructions)
_______________________________________________________________________________
   13     Percent of Class Represented by Amount in Row (11)

                                           25.9%
_______________________________________________________________________________
   14     Type of Reporting Person (See Instructions)

                                            IN
_______________________________________________________________________________

CUSIP No. 743737 10 8                  13D                    Page 4 of 6 Pages


ITEM 1   SECURITY AND ISSUER

     This Amendment No. 2 to the Statement on Schedule 13G dated June 18, 1989, as amended by Amendment No. 1 dated November 4, 1994 relates to the shares of Common Stock, $.50 par value, (the "Common Stock") of Providence and Worcester Railroad Company, a Rhode Island corporation (the "Issuer"). The address of the Issuer's principal office is 75 Hammond Street, Worcester, Massachusetts 01601.

ITEM 2   IDENTITY AND BACKGROUND

     (a) Robert H. Eder and Linda Eder

     (b) Residential Address: 2441 Southeast Bahia Way, Stuart, Florida 34996

     (c) Robert H. Eder: Chairman of the Board, Capital Properties, Inc., One Hospital Trust Plaza, Suite 920, Providence, Rhode Island 02903

         Linda Eder has retired from business.

     (d)-(e) Neither Mr. Eder nor Ms. Eder in the last five years (i) has been convicted in any criminal proceeding, or (ii) was a party to any civil proceeding of any judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Both  Mr.  Eder  and  Ms.  Eder  are  citizens of the United States of
         America.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

(a) After the sale of securities described in subparagraph (c) below, as of April 21, 1998, Mr. Eder and Ms. Eder each beneficially own 892,742 shares of Common Stock representing 25.9%(1) of the class. These shares held as follows:

          768,162 shares of Common Stock held directly by Mr. Eder,

          74,580 shares of Common Stock held directly by Ms. Eder, and

          50,000 shares of Common Stock issuable upon the conversion of 500 shares of Preferred Stock held by Mr. Eder



________________
(1) Based upon 3,444,498 shares of Common Stock outstanding.

CUSIP No. 743737 10 8                  13D                    Page 5 of 6 Pages


(b)  Number of Shares Mr. Eder has:

     (i)   sole power to direct the vote of:                      818,162*
     (ii)  shared power to direct the vote of:                       0
     (iii) sole power to direct the disposition of:               818,162*
     (iv)  shared power to direct the disposition of:                0

     * Assumes full conversion of the 500 shares of Preferred Stock owned by Mr. Eder into 50,000 shares of Common Stock.

     Number of shares Ms. Eder has:

     (i)   sole power to direct the vote of:                       74,580
     (ii)  shared power to direct the vote of:                       0
     (iii) sole power to direct the disposition of:                74,580
     (iv)  shares power to direct the disposition of:                0

(c) Pursuant to the exercise of the over-allotment option granted to the underwriters of the Issuer's recent public offering as more fully described in a Registration Statement on Form S-1 (No. 333-46433), on April 14, 1998, Robert H. Eder sold 153,750 shares of Common Stock to such underwriters for a gross purchase price of $14.25 per share, less underwriting discounts and commissions of $0.99 per share. Other than as described in this section, in the past 60 days neither Mr. Eder nor Ms. Eder has not effected any transaction in the Common Stock of the Issuer.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REPSECT TO SECURITIES OF THE ISSUER

     Robert H. Eder and Linda Eder are husband and wife and may accordingly be expected to vote and otherwise deal in and with their shares of capital stock of the issuer in concert; otherwise, there are no contracts, arrangements, or understandings or relationships among the persons filing this statement requiring disclosure under this item.

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

     None.

CUSIP No. 743737 10 8                  13D                    Page 6 of 6 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                               /s/ Robert H. Eder
                                               ________________________________
                                               Robert H. Eder


                                               /s/ Linda Eder
                                               ________________________________
                                               Linda Eder


Dated:  April 22, 1998